Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

YOUR IMMEDIATE ACTION IS REQUIRED
Shaw Special Meeting of Stockholders –Dec. 21, 2012

Dear Shaw Shareholder,

On Dec. 21, 2012 a special meeting of shareholders will be held to approve the proposed acquisition of Shaw by CB&I for approximately $46 a share, a 72 percent premium to the price of Shaw shares on the last trading day before the transaction was announced.

Our records show that your shares have not yet been voted. As you may know, approval of the transaction requires the affirmative vote of 75 percent of Shaw’s outstanding shares. By not casting your vote you are effectively voting against the transaction. Therefore it is critical that you cast your vote to support the transaction and secure your 72 percent premium. Please act now to ensure that you receive full value for your shares.

For your convenience, we have enclosed a duplicate proxy card or voting instruction form, along with Internet and telephone voting instructions.

It is very important you vote each and every proxy card you receive since you may hold shares in multiple accounts.

You can find more information on our website http://www.shawgrp.com/specialmeeting.

Please read the voting instruction form carefully, and note the order in which the proposals appear in the voting instruction form is different than the order of the proposals in the joint proxy statement

If you have questions or need assistance voting your shares, please contact Morrow & Co., LLC. If you are calling from a bank or brokerage firm, please call 203.658.9400. If you are a stockholder, please call toll-free 800.662.5200.

Please cast your vote today, no matter how many shares you own.

4171 ESSEN LANE, BATON ROUGE, LA 70809
225.932.2500 • FAX 225.932.2661 • THE SHAW GROUP INC.®

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

If you’re a Shaw shareholder, you should have received proxy material detailing Shaw’s agreement to be acquired by CB&I.

Your vote is very important to us and the future of our business. The combination of CB&I and Shaw will create one of the world’s largest engineering, procurement and construction companies focused on the global energy industry.

You may have received multiple proxy cards/voting instruction forms. Each card has a unique control number that represents a vote.

Make sure your voice is heard by casting your vote with every proxy card/voting instruction form by using one of the following methods:

Registered Holders:
If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC:

1.	Vote by Internet: Visit the secure website for shareholders of record and follow the instructions using the unique control number on the proxy card mailed to your home.

2.	Vote by Telephone: Call toll-free 1.800.690.6903. Make sure you have your unique control number.

3.	Vote by Mail: Complete, date and sign your proxy card and return it in the postage-paid envelope provided. Because the meeting is soon, we encourage you to vote by Internet or telephone.

Beneficial Owners:
If your shares are held in a stock brokerage account by a bank, banker or other holder of record:

1.	Vote by Internet: Visit the secure website for beneficial owners and follow the instructions using the unique control number on the proxy card mailed to your home.

2.	Vote by Telephone: Call toll-free 1.800.454.8683. Make sure you have your unique control number.

3.	Vote by Mail: Complete, date and sign your proxy card and return it in the postage-paid envelope provided. Because the meeting is soon, we encourage you to vote by Internet or telephone.

For more information, please visit Shaw’s website.

06M112012B

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Shareholder Vote Talking Points
Merrill Lynch
CB&I Merger Agreement

•	Shaw has scheduled a special meeting of its shareholders on December 21 to approve the agreement for CB&I to acquire Shaw.

•	The special meeting will be held Dec. 21, 2012, at 9 a.m. Central time at Shaw’s headquarters, which is located at 4171 Essen Lane in Baton Rouge, La.

•	Before the agreement was announced, Shaw shares were trading at $26.69.

•	If the acquisition is approved, Shaw shareholders will receive approximately $46 per share in cash and stock, which is $41 in cash and .12883 shares of CB&I common stock.

•	This represents a 72 percent premium over the previous trading price. But to receive that premium, at least 75 percent of Shaw shareholders have to approve the agreement.

•
Depending on where you hold you Shaw stock and how you acquired it, you may receive more than one proxy card. You must vote every proxy card you receive as each of these cards will have a unique control number.

•	Not voting has the same effect as voting against the acquisition. Please make sure you vote each and every card you receive.

•	It’s easy to cast your votes, and it only takes a few minutes of your time.

•	You can vote online, by telephone or through the mail. Because the special meeting is soon, we encourage you to vote online or by telephone.

•
There’s also a special website that gives you all the information you need to vote. By visiting Shaw’s website at www.shawgrp.com, you’ll see a link to a special meeting site that houses important resources and voting instructions.

•	Please cast your votes immediately to make certain your shares are voted.

•	If you have any questions or need assistance voting shares, please contact Morrow & Co. LLC at 800.607.0088 or 203.658.9400.

•	Also, if you have any questions about the transaction after reviewing the proxy material, you can call Gentry Brann, Shaw’s vice president of Investor Relations. Her number is 225.987.7372.